June 28, 2019

Herbert Ying Chiu Lee
Director and Chief Executive Officer
Integrated Media Technology Ltd
Level 7, 420 King William Street
Adelaide, SA 5000, Australia

       Re: Integrated Media Technology Ltd
           Form 20-F for the Year Ended December 31, 2018
           Filed May 15, 2019
           File No. 001-38018

Dear Mr. Lee:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2018

Risks Relating to our Organization
Our independent registered public accounting firm's audit documentation ... may include audit documentation located in China., page 15

1. We note that your current auditor, Ramirez Jaminez International CPAS, is based in Los
      Angeles, California but that the auditor's work papers are located in China. We further note that although you are an Australian corporation, most of your business operations are conducted in Hong Kong and the PRC. Please ask your US auditor the following:

          why the audit work papers are located in China.
          whether the audit team physically conducted its field work in China or relied upon the work of foreign auditors to complete their audit of the Company.
          if your auditor used the work of another firm, tell us the factors it considered in not making reference to it. Refer to PCAOB AS 1205.04-05.
 Herbert Ying Chiu Lee
Integrated Media Technology Ltd
June 28, 2019
Page 2


Note 16. Intangible Assets and Goodwill, page F-24

2. We note the key assumptions underlying the value in use of your cash generating unit, including average growth rates of approximately 70% associated with cash flows for years
         2 to 5 based on industry growth forecasts. Addressing IAS 36, please tell us the following:

             whether the value in use reflects the present value of expected future cash flows, that is, the weighted average of all possible outcomes. If not, tell us why.
              how your 70% average growth rates relate to the 19.4% CAGR for the global 3D display market (Source: Grand View Research Inc.) per your market and industry analysis on page 33.
             what your growth rate assumptions are for projected cash flows beyond the periods covered by the most recent budgets/forecasts.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Kathryn
Jacobson, Senior Staff Accountant, at (202) 551-3365 with any questions.



FirstName LastNameHerbert Ying Chiu Lee                        Sincerely,
Comapany NameIntegrated Media Technology Ltd
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Corporation Finance
June 28, 2019 Page 2                                           Office of
Telecommunications
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